15047311

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 66278

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inverness Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive, Suite 440
(No. and Street)

Beachwood (City) OH (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Renner, CPA 216-839-5133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Rd., Suite 510 (Address) Independence (City) OH (State) 44131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tg 3/6/15

DM 3/9/15

OATH OR AFFIRMATION

I, Robert Renner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inverness Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

DAVID W. KUHR
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 12/16/15

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVERNESS SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Hobe&Lucas Certified Public Accountants, Inc.

INVERNESS SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Inverness Securities, LLC

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.
4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Inverness Securities, LLC
Beachwood, Ohio

We have audited the accompanying financial statements of Inverness Securities, LLC (an Ohio corporation), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Act of 1934, and the related notes to the financial statements and supplementary information. Inverness Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Inverness Securities, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Inverness Securities, LLC's financial statements. The supplemental information is the responsibility of

Inverness Securities, LLC's management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 19, 2015

INVERNESS SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 19,996	$ 23,438
Accounts receivable	75,374	33,318
Other assets	11,394	10,630
	$ 106,764	$ 67,386
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$ 240	$ 2,488
Member's equity	106,524	64,898
	$ 106,764	$ 67,386

The accompanying notes are an integral part of these financial statements.

INVERNESS SECURITIES, LLC

STATEMENTS OF OPERATIONS
for the years ending December 31, 2014 and 2013

	2014	2013
Revenues:		
Commissions	$ 357,694	$ 269,362
12b-1 fees	95,792	84,384
Hedge fund advisory fee income	105,297	68,687
Other fee income	346,847	176,954
Total revenues	905,630	599,387
Expenses:		
Exchange and processing support fees	24,597	19,396
Ticket charges	138,337	135,289
Bank charges	174	176
Legal and professional fees	7,200	7,000
Dues and subscriptions	4,044	1,865
Insurance	825	1,135
Regulatory fees, licenses, and permits	15,714	9,296
Office supplies, postage, and delivery	4,110	6,143
Rent	15,600	15,600
Salaries and benefits	122,400	122,400
Registered representatives' commissions	9,081	11,284
Travel and entertainment	6,000	6,000
Telephone	876	876
Research	3,595	1,901
Total expenses	352,553	338,361
Other income:		
Interest income	37	141
	37	141
Net income	$ 553,114	$ 261,167

The accompanying notes are an integral part of these financial statements.

INVERNESS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
for the years ending December 31, 2014 and 2013

Member's equity, December 31, 2012	$ 59,219
Net income	261,167
Contributions from member	151,512
Distributions to member	(407,000)
Member's equity, December 31, 2013	64,898
Net income	553,114
Contributions from member	151,512
Distributions to member	(663,000)
Member's equity, December 31, 2014	$ 106,524

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
for the years ending December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:		
Net income	$ 553,114	$ 261,167
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase (decrease) in accounts receivable	(42,056)	(5,597)
Decrease in other assets	(764)	(1,637)
Increase (decrease) in accounts payable and accrued expenses	(2,248)	1,001
Net cash provided by operating activities	508,046	254,934
Cash flows from financing activities:		
Contributions from member	151,512	151,512
Distributions to member	(663,000)	(407,000)
Net cash used by financing activities	(511,488)	(255,488)
Net increase (decrease) in cash and cash equivalents	(3,442)	(554)
Cash and cash equivalents, beginning of year	23,438	23,992
Cash and cash equivalents, end of year	$ 19,996	$ 23,438

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies:**

Company Activities – Inverness Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Securities Transactions – Customers' securities transactions and related commission income and expenses are reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Cash and Cash Equivalents – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk. The Company considers certificates of deposit to be cash equivalents.

Expenses – Clearing expenses are recorded on a trade date basis as securities transactions occur.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable – Accounts receivable are uncollateralized commission obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on accounts receivable with invoice dates over 30 days old. Accounts receivable are stated at the amount billed. Payments of accounts receivable are allocated to the specific invoices identified on the remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. At December 31, 2014 and 2013, there were no accounts receivable that exceeded 90 days past due. In the opinion of management, at December 31, 2014 and 2013, all accounts were considered collectible and no allowance was necessary.

1. **Summary of Significant Accounting Policies, Continued:**

Income Taxes – The Company has elected to be taxed under the provisions of the Internal Revenue Code as a limited liability company. Under those provisions and similar provisions of state law, the Company does not pay income taxes on its taxable income. Instead, the member is liable for individual income taxes on the Company's taxable income. Accordingly, there is no provision for income taxes in the financial statements.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2014 and 2013 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

As of December 31, 2014, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the years 2011 and thereafter.

Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events - Management of the Company has evaluated subsequent events through February 19, 2015, the date which the financial statements were available to be issued.

2. **Related Parties:**

The Company is affiliated through common management and ownership with another limited liability corporation. The Company has an expense sharing agreement with the affiliated company for certain expenses related to rent, salaries and benefits, technology, utilities, and supplies. The Company's allocation of shared expenses totaled approximately $152,000 in 2014 and 2013.

3. **Net Capital Provision of Rule 15c3-1:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

3. **Net Capital Provision of Rule 15c3-1, Continued:**

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2014 and 2013, the Company had net capital of $33,633 and $24,960, respectively, which was $28,633 and $19,960, respectively, in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2014 and 2013, the ratio was .007 to 1 and .10 to 1, respectively.

4. **Exemption From Rule 15c3-3:**

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

INVERNESS SECURITIES, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014 and 2013

	2014	2013
Net capital:		
Total member's equity from statement of financial condition	$ 106,524	$ 64,898
Less nonallowable assets	(72,810)	(39,788)
Net capital before haircuts on securities	33,714	25,110
Haircuts on securities	(81)	(150)
Net capital	$ 33,633	$ 24,960
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$ 240	$ 2,488
Computation of basic net capital requirement - 6-2/3% of aggregate indebtedness	$ 16	$ 166
Minimum required net capital	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 28,633	$ 19,960
Ratio of aggregate indebtedness to net capital	.007 to 1	.10 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2012, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

Inverness Securities, LLC

SUPPLEMENTAL SCHEDULES OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
for the years ended December 31, 2014 and 2013

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Inverness Securities, LLC
Agreed-Upon Procedures Related to an
Entity's SIPC Assessment Reconciliation
December 31, 2014

Hobe&Lucas Certified Public Accountants, Inc.

Inverness Securities, LLC
Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation
December 31, 2014

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Member of Inverness Securities, LLC
Beachwood, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Inverness Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Inverness Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Inverness Securities, LLC's management is responsible for Inverness Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records entries, including the general ledger, bank statements and copies of checks, noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger) that were prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger) that were prepared by management supporting the adjustments noting no differences; and

5. Not applicable – there is no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.

February 19, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2478*********************MIXED AADC 220
066278 FINRA DEC
INVERNESS SECURITIES LLC
2000 AUBURN DR STE 440
BEACHWOOD OH 44122-4311

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert Renner (216)839-5130

2. A. General Assessment (item 2e from page 2) $ 1580
   B. Less payment made with SIPC-6 filed (exclude interest) (601)
   7/22/14
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 979
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 979
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 979
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Inverness Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

COO
(Title)

Dated the 22 day of January, 2015

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 905,668
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future's products.	135,471
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	138,337
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	Ø
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	273,808
2d. SIPC Net Operating Revenues	$ 631,860
2e. General Assessment @ .0025	$ 1580
	(to page 1, line 2.A.)

INVERNESS SECURITIES, LLC
STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

DECEMBER 31, 2014

Hobe&Lucas Certified Public Accountants, Inc.

INVERNESS SECURITIES, LLC
STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

DECEMBER 31, 2014

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
Inverness Securities, LLC
Beachwood, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) Inverness Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Inverness Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemptive provisions") and (2) Inverness Securities, LLC stated that Inverness Securities, LLC met the identified exemptive provisions throughout the most recent fiscal year without exception. Inverness Securities, LLC's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Inverness Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 19, 2015

INVERNESS SECURITIES, LLC

SEC RULE 15c3-3 EXEMPTIVE REPORT

Inverness Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. Inverness Securities, LLC is exempt from SEC Rule 15c3-3 (SEC Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(ii).

b. Inverness Securities, LLC to the best of our knowledge has met the identified exemptive provision noted above throughout the most recent fiscal year of 2014 without exception.

c. There were no exceptions noted.

Inverness Securities, LLC

I, Robert Renner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Compliance Officer

Date: February 19, 2015